VANC Pharmaceuticals Appoints
John Papastergiou to Board of Directors

November 20, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) is pleased to announce the appointment of Prof. John Papastergiou to its board of directors.

Prof. Papastergiou brings a unique mix of business acumen, clinical research experience and award-winning pharmacy practice to the board. His ground-breaking work in point-of-care testing has contributed to the expansion of the community pharmacist's role to include screening and monitoring for chronic diseases and other ailments, which all strongly supports VANC’s corporate strategy.

“VANC’s mission to bring point-of-care technologies to community pharmacy is aligned with where I believe the future of the industry, and healthcare in general, is headed,” commented Prof. Papastergiou. “I strongly believe that pharmacists can be instrumental in the delivery of high quality and cost-effective clinical services. Proactively screening and monitoring patients dealing with a variety of health concerns is a perfect example that.”

Much of Prof. Papastergiou’s research has focussed on validating the effectiveness of community pharmacy screening programs and the positive health outcomes they can provide.

“We are privileged to have such a leading advocate of community pharmacy join our board of directors,” stated Mr. Bob Rai, CEO. “Both his research and direct experience operationalizing point-of-care programs will guide our strategy as we begin to implement the HealthTab system and other point-of-care technologies.”

Mr. David Hall, Chairman of the board of directors commented: “The addition of a community pharmacy leader, such as John Papastergiou, to our board of directors further validates our belief in the growing importance of community pharmacy in keeping Canadians healthy. By pairing innovative technology with high quality generic and OTC products, we aim to be at the forefront of where the industry is headed and to help shape the future of pharmacy and healthcare in Canada.”

VANC has granted 150,000 stock options at $0.15 for a period of 5 years to a director of the Company subject to regulatory provisions.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to support their evolving business models and expanding role as front-line healthcare providers.

About John Papastergiou:

In addition to managing a large business, John employs his unique background in clinical research to explore an expanded role for the community pharmacist.  He is currently actively involved in a number of research initiatives that investigate this expanded role. In 2014, he was appointed to the Ontario Pharmacist Research Collaboration (OPEN) and was named CPhA Canadian Pharmacist of the Year.  John strongly believes that the accessibility of the community pharmacist places them in a unique position to actively screen and monitor patients for various chronic diseases. His primary goal is to employ quantitative methods to validate the effectiveness of various innovative clinical programs and, ultimately, use his work as a template for future clinics in community pharmacies across Ontario, and nationally. Most recently, he implemented one of the first frontline community pharmacist-directed pharmacogenomics clinics in Canada.  His work in this area won first prize at the 76th FIP World Congress of Pharmacy and Pharmaceutical Sciences in Buenos Aires, Argentina.

John can be heard regularly on the Goldhawk Fights Back Show on AM740/FM96.7 Zoomer Radio.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO

Phone:604-687-2038

Fax:604-687-3141

Email:info@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this news release, forward-looking statements include our expectation to complete the financing on the terms and in the amounts contemplated, insider participation in the financing, the use of proceeds, that our distribution channels will continue to expand, that the financing will be sufficient to allow the Company to obtain operational profitability, or that the Company will reach operational profitability and the Company's plans for technology acquisitions.  Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of our management. Because forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which are difficult to predict, our actual results, performance or achievements or the actual results or performance of the industries and markets in which we operate and intend to operate may be materially different from those anticipated in our forward-looking statements. Forward-looking statements involve significant uncertainties and risks, should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in our forward-looking statements, including the ability to obtain all necessary stock exchange and board approvals, our ability to negotiate and execute definitive documentation with subscribers and any finders and to fulfill any conditions precedent contained therein, the general level of interest to participate in the private placements and such other matters described in our public filings available on SEDAR at www.sedar.com.

Accordingly, readers should exercise caution in relying upon our forward-looking statements and we undertake no obligation to publicly revise such statements to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that terms is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.